Exhibit 99.1

Shanda Game Limited Announces Results of Annual General Meeting

Shanda Games Limited (Nasdaq: GAME, the “Company”), a leading online game developer, operator and publisher in China, announced the results of the Company’s 2014 Annual General Meeting of Shareholders (the “Meeting”) held on December 22, 2014 at 10:00 A.M. in Hong Kong.

At the Meeting, the Company’s shareholders adopted the following resolutions proposed by the board of the directors of the Company:

1. To re-elect Yingfeng Zhang, Danian Chen, Li Yao, Shengming Ma, Andy Lin, Heng Wing Chan and Yong Gui to serve as members of the Board of Directors until the Company’s next annual general meeting of shareholders; and

2. To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2014.